SSgA Funds State Street Financial Center One Lincoln Street Boston, Massachusetts 02111-2900 Tel: 800-997-7327

Refer To: Lance C. Dial

Direct Line: 617-664-2426

E-Mail: Lance_Dial@SSGA.COM

December 11, 2012	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

450 - 5th Street N.W.

Judiciary Plaza

Washington, D.C. 20549

RE:	SSgA Funds (the “Registrant”)
Post Effective Amendment No. 113 Under the Securities Act of 1933,
as amended (the “1933 Act”)
File No. 33-19229
811-5430

Ladies and Gentlemen:

On behalf of the Registrant, transmitted for filing pursuant to Rule 485(a) of the Securities Act of 1933 is Post-Effective Amendment No. 113 (the “Amendment”) to the Registrant’s Registration Statement. This Amendment is being filed via the EDGAR system. The Amendment contains the prospectus and statement of additional information (“SAI”) for the SSgA SSARIS Managed Futures Strategy Fund, a new series of the Registrant. The SSARIS Managed Futures Strategy Fund is not operational. Please note the Registrant has included “red herring” disclosure on the front cover page of the prospectus.

If you have any questions about the Amendment, please contact the undersigned at (617) 664-2426.

Very truly yours,

/s/ Lance C. Dial

Lance C. Dial

Vice President and Counsel—SSgA Funds Management, Inc.